UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number	333-148697

INSIGHT MANAGEMENT CORPORATION
(Exact name of registrant as specified in its charter)

408 West 57th Street, Suite 8E
New York, New York 10019
(866) 787-3588
(Address, including zip code, and telephone number, including area code, of registrants principal executive offices)

Common Stock, $0.00014
(Title and class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

			Rule 12g-4(a)(1)		[ ]
			Rule 12g-4(a)(2)		[ ]
			Rule 12h-3(b)(1)(i)	[ ]
			Rule 12h-3(b)(1)(ii)	[ ]
			Rule 15d-6			[x]

Approximate number of holders of record as of the certification or notice date:

Pursuant to the requirements of the Securities and Exchange Act of 1934, Insight Management Corporation has caused this certification/notice to signed on its behalf by the undersigned duly authorized person.

Date: September 8, 2011       		By	/s/ Kevin Jasper
							Name	Kevin Jasper
							Title President, CEO

Instruction. This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.